MIGENIX Inc.

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders of MIGENIX Inc. (the "Company") will be held at Plaza 500 Hotel and Convention Centre, 500 12th Avenue West, Vancouver, British Columbia, on Friday, October 31, 2008 at 2:00 p.m. (Vancouver time) for the following purposes:

1.

to receive and consider the annual report of the Company, which includes the report of the board of directors of the Company, the audited financial statements of the Company for the year ended April 30, 2008 and the report of the auditors thereon;

2.

to re-appoint Ernst & Young LLP, Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors for the ensuing year;

3.

to fix the number of directors of the Company for the ensuing year at 5;

4.

to elect directors of the Company for the ensuing year;

5.

to consider and, if thought fit, to pass, with or without variation, an ordinary resolution approving an amendment to the Company's 2006 incentive stock option plan (the "Plan") by increasing the maximum number of common shares issuable under the Plan; and

6.

to transact such further or other business as may properly come before the Meeting, or at any adjournment(s) or postponement(s) thereof.

Accompanying this notice of meeting is the management information circular and form of proxy, which should be read in conjunction with this notice of meeting.

Shareholders of record at the close of business on September 26, 2008, will be entitled to notice of, attend and vote at the Meeting. Shareholders who are unable to attend the Meeting in person are requested to read, complete, sign and deliver the enclosed form of proxy in accordance with the instructions set out therein and in the management information circular accompanying this notice of meeting.

DATED at Vancouver, British Columbia, this 2nd day of October, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

"Douglas Johnson"

Douglas Johnson
Chairman of the Board